MIND CTI Reports $1.6 Million Net Income for Q2 2004
MIND Exceeds Guidance on Second Quarter EPS
8th Consecutive Profitable Quarter Driven by MIND’s Unique Business Model
Operating Income Margin of 17%

Key Highlights
  Revenues were $4.3 million, a 39% increase over the second quarter of 2003.
  Net income of $0.07 per diluted share, exceeding guidance of $0.06.
  Sequential quarterly revenue growth of 8%.
  9th consecutive quarter of revenue growth and improved profitability of operations.
  Four new customers and three major customer upgrades around the world.
  Third quarter 2004 guidance: Expected revenue of around $4.6 million and fully diluted EPS of $0.07.

Yoqneam, Israel, July 19, 2004 - MIND C.T.I. LTD. (NASDAQ: MNDO), a leading global provider of real-time mediation, provisioning, rating, billing and customer care solutions for pre-paid and post-paid voice, data and video, today announced results for the second quarter ended June 30, 2004.

Monica Eisinger, President and CEO, commented: “Once again we continue to execute our trend of improved results, by growing both revenues and operating income. Over the last three quarters we have improved operating margins from 12, to 15 and 17 percent respectively. We believe that this accelerates our plan to reach over 20% operating margins in the long term. Our second quarter results reflect mainly our customers’ confidence in our solutions and the focused sales efforts in Europe. The IP infrastructure acceptance and our reputation of providing stable, scalable and easy-to-implement solutions for mediation, provisioning and billing for this space help us expand our revenue. In order to address future needs of both existing customers and new opportunities and in order to better support our growing customer base, we continue to enhance both our product offering and our work force. We are in a continuous process of increasing our employee force that is expected to reach over 250 people by the end of the year. MIND is a reputable niche player in a huge space, the billing world, and we expect to persevere in gaining market share.”

As of June 30, 2004, we had 217 employees in our offices in Israel, Romania, the United States and China.

Financial Highlights of Q2 2004
  Revenues were $4.3 million, a 39% increase over the second quarter of 2003.
  Operating income was $753 thousand, a 184 % increase over the second quarter of 2003 and interest income was $863 thousand.
  Net income was $1.59 million or $0.07 per diluted share, compared with a net income of $806 thousand or $0.04 per share in the second quarter of 2003.
  Net cash position increased by $1.9 million to $46 million on June 30, 2004.

Sales Highlights

During the second quarter, our bookings included four new customer wins, as well as three major license upgrades:
  MIND was chosen by a communications provider in Asia to migrate its VoIP subscribers onto the MIND billing solution, thanks to the proven robustness and convergence of our solution.
  Our focus on cooperating with system integrators helped us win a new customer in Europe.
  MIND was chosen by two additional new carriers in Turkey to support their plan to offer national and international long distance calls services, following the deregulation of Turkey’s telecom market.
  We have been awarded three solution upgrades; one major expansion in the scope of license and services at a European customer, and two license upgrades, one in Europe and one in Africa.

Revenue Distribution for Q2 2004

Revenue from our customer care and billing software totaled $3.73 million, while revenue from our enterprise call management software was $588 thousand. The revenue breakdown from our business lines of products was $2.8 million, or 65%, from licenses, $1.1 million, or 26%, from maintenance and $382 thousand, or 9%, from services.

Conference Call Information

MIND will host a conference call on July 20, at 8:30 a.m., Eastern Standard Time, to discuss the Company's second quarter and 2004 results and other financial and business information. The call will be carried live on the Internet via www.fulldisclosure.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

About MIND

MIND is a leading global provider of real-time mediation, rating, billing and customer care solutions for pre-paid and post-paid voice, data and content. Our customers include worldwide leading carriers servicing millions of subscribers, using our end-to-end solutions for the deployment of new services. MIND operates from offices in Europe, the United States, China and Israeli headquarters.

For financial information, reports and presentations, please visit the Investor Relations site: http://www.mindcti.com/ir

Cautionary Statement for Purposes of the ”Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are ”forward looking statements.” These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

MIND C.T.I. LTD.
                 CONDENSED CONSOLIDATED BALANCE SHEETS

                                               June 30    December 31,
                                          ----------------
                                            2004      2003     2003
                                          ----------------------------
                                             (Unaudited)     (Audited)
                                          ----------------------------
                                               U.S. $ in thousands
                                          ----------------------------

               A  s  s  e  t  s
CURRENT ASSETS:
  Cash and cash equivalents                $8,181    $8,305    $4,391
  Accounts receivable:
     Trade                                  2,351     1,628     2,181
     Interest accrued on long-term bank
      deposits                                483    (a)367    (a)482
     Other                                    827       797       864
  Inventories                                  11        14        11
                                          ----------------------------
        T o t a l  current assets          11,853    11,111     7,929
LONG-TERM BANK DEPOSITS                    47,400 (a)37,000 (a)40,000
PROPERTY AND EQUIPMENT, net of
  accumulated depreciation
    and amortization                        1,623     1,301     1,182
OTHER ASSETS, net of
 accumulated amortization                     804       938       868
                                          ----------------------------
        T o t a l  assets                 $61,680   $50,350   $49,979
                                          ============================

     Liabilities and shareholders' equity
CURRENT LIABILITIES -
  Accounts payable and accruals:
     Trade                                 $1,321      $585      $718
     Other                                  3,443     2,711     2,723
                                          ----------------------------
        T o t a l  current liabilities      4,764     3,296     3,441
BANK LOANS                                 10,000
EMPLOYEE RIGHTS UPON RETIREMENT             1,061       933       998
                                          ----------------------------
        T o t a l liabilities              15,825     4,229     4,439
                                          ----------------------------
SHAREHOLDERS' EQUITY:
  Share capital                                53        52        53
  Additional paid-in capital               58,634    61,090    58,514
  Accumulated deficit                     (12,832)  (15,021)  (13,027)
                                          ----------------------------
        T o t a l  shareholders' equity    45,855    46,121    45,540
                                          ----------------------------
        T o t a l  liabilities and
         shareholders' equity             $61,680   $50,350   $49,979
                                          ============================

(a) Reclassified.

MIND C.T.I. LTD.
            CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                Year
                                   Six months    Three months   ended
                                  ended June 30 ended June 30 December
                                  ---------------------------    31,
                                   2004   2003    2004   2003   2003
                                  ------------------------------------
                                   (Unaudited)   (Unaudited) (Audited)
                                  ------------------------------------
                                            U.S. $ in thousands
                                          (except per share data)
                                  ------------------------------------

REVENUES                          $8,324 $5,931 $4,319 $3,107 $12,936
COST OF REVENUES                   2,087  1,454  1,086    780   3,208
                                  ------------------------------------
GROSS PROFIT                       6,237  4,477  3,233  2,327   9,728
RESEARCH AND DEVELOPMENT
  EXPENSES - net                   1,846  1,582    895    805   3,319
SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES:
  Selling                          2,330  1,878  1,213    966   4,065
  General and administrative         706    557    372    291   1,149
                                  ------------------------------------
OPERATING INCOME                   1,355    460    753    265   1,195
FINANCIAL AND OTHER INCOME - net   1,653  1,251    863    571   2,607
                                  ------------------------------------
INCOME BEFORE TAXES ON INCOME      3,008  1,711  1,616    836   3,802
TAXES ON INCOME                       77     72     26     30     169
                                  ------------------------------------
NET INCOME                        $2,931 $1,639 $1,590   $806  $3,633
                                  ====================================
EARNING PER SHARE:
  Basic                            $0.14  $0.08  $0.08  $0.04   $0.18
                                  ====================================
  Diluted                          $0.14  $0.08  $0.07  $0.04   $0.17
                                  ====================================
WEIGHTED AVERAGE NUMBER OF
  ORDINARY SHARES USED IN
  COMPUTATION OF EARNINGS PER
  ORDINARY SHARE - IN THOUSANDS:
  Basic                           21,040 20,686 21,064 20,686  20,732
                                  ====================================
  Diluted                         21,538 20,881 21,535 20,881  21,143
                                  ====================================

MIND C.T.I. LTD.
            CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                Year
                                 Six months    Three months     ended
                                ended June 30  ended June 30  December
                              ------------------------------      31,
                                2004    2003    2004     2003    2003
                              ----------------------------------------
                                 (Unaudited)    (Unaudited)  (Audited)
                              ----------------------------------------
                                         U.S. $ in thousands
                              ----------------------------------------
CASH FLOWS FROM OPERATING
  ACTIVITIES:
  Net Income                   $2,931  $1,639  $1,590    $806  $3,633
  Adjustments to reconcile net
   income to net cash provided
    by or used in operating
     activities:
     Depreciation and
      amortization                348     418     161     202     806
     Accrued severance pay -
      net                          57     124      40      92     189
     Capital loss (gain) on
      sale of property
        and equipment - net         6      (4)              2     (35)
     Changes in operating
      asset and liability
        items:
        Decrease (increase) in
         accounts receivable:
           Trade                 (170)    398    (391)   (106)   (155)
           Interest accrued on
            long-term bank
             deposits              (1)  1,264     744    (367)  1,149
           Other                   37    (139)     68     126    (206)
        Decrease in Inventories                                     3
        Increase (decrease) in
         accounts payable and
            accruals:
           Trade                  603     417     791     334     551
           Other                  720     203    (160)   (220)    214
                              ----------------------------------------
  Net cash provided by
   operating activities         4,531   4,320   2,843     869   6,149
                              ----------------------------------------
CASH FLOWS FROM INVESTING
  ACTIVITIES:
  Purchase of property and
   equipment                     (702)   (292)   (232)   (146)   (499)
  Amounts funded in respect of
   accrued severance pay          (30)    (75)    (24)    (55)   (105)
  Investments in long-term
   bank deposits              (10,400)(37,000)(10,400)(37,000)(77,000)
  Withdrawal of long-term bank
   deposits                     3,000  30,000                  67,000
  Proceeds from sale of
   property and equipment           7      40       6      11     109
                              ----------------------------------------
  Net cash used in investing
   activities                  (8,125) (7,327)(10,650)(37,190)(10,495)
                              ----------------------------------------
CASH FLOWS FROM FINANCING
  ACTIVITIES:
  Bank loans received          10,000          10,000
  Employee stock options
   exercised and paid             120              43             354
  Dividend paid                (2,736)                         (2,929)
                              ----------------------------------------
Net cash provided by (used in)
 financing activities           7,384          10,043          (2,575)
                              ----------------------------------------
NET INCREASE (DECREASE) IN
 CASH AND CASH EQUIVALENTS      3,790  (3,007)  2,236 (36,321) (6,921)
BALANCE OF CASH AND CASH
  EQUIVALENTS AT BEGINNING
  OF PERIOD                     4,391  11,312   5,945  44,626  11,312
                              ----------------------------------------
BALANCE OF CASH AND CASH
  EQUIVALENTS AT END OF PERIOD $8,181  $8,305  $8,181  $8,305  $4,391
                              ========================================